Exhibit 99.9

AFV Solutions Announces Completion of Unit Placement Totaling $4,750,000 in Financing

Thursday May 11, 8:00 am ET

IRVINE, Calif. & MESA, Ariz.--(BUSINESS WIRE)--May 11, 2006--AFV Solutions, Inc. (OTCBB:AFVS - News), announced today that it has closed a private placement of units amounting to approximately $4,750,000.

"Completion of this private placement gives us the necessary working capital to support our operations for at least the next 24 months," stated Jeff Groscost, President of AFVS. "With this new capital, we plan to commence hiring additional employees and aggressively seek to expand our operations."

AFV Solutions also announced a new Southern California showroom, which will be primarily utilized for showcasing its products, including the Electric bus produced by the Wu Zhou Long Motors Group of Shenzhen China, anticipated to be in the showroom by the end of May. The new showroom is located at 9710 Research Drive in Irvine, California and will also serve as AFVS's new corporate headquarters.

The new 6,000 Sq ft facility will provide Nelson Barba, Head of International Sales, the ability to build a sales force to distribute and sell CNG, LPG and electric hybrid buses under the exclusive agreement between AFV Solutions and Shenzhen Shi Wu Zhou Long Motors. AFVS has an exclusive sales and marketing agreement in Mexico, Peru, India, the Philippines, and most importantly, the United States.

AFV Solutions will be hosting a grand opening at the showroom on June 9th open to the public and local media to view and ride in the company's buses, electric cars, and 2005 bi-fuel, gasoline and propane, Lincoln town car.

Anyone interested in receiving an invitation to the grand opening may fill out a request on AFVS's new website, www.afvsolutions.com.

About AFV Solutions, Inc.

AFV Solutions, Inc. is an alternative fuel vehicle solutions provider dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFV Solutions researchers are also exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications, and developing hybrid electric and hybrid diesel bus applications.

About the Unit Offering

The securities offered by AFV have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933. There were no commissions paid on funds raised.

Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to, actual amount and receipt of funds from the investors in the unit placement, total proceeds from the private placement after deducting fees and expenses, AFVS's ability to expand in the alternative fuel industry, perceived or actual benefits of the financing, AFVS's current capital structure and its ability to raise additional capital, the competitive environment within the alternative fuel industry, any benefit of the opening of the new Southern California showroom, actual arrival of the electric bus, the extent and cost effectiveness with which AFVS is able to compete in the alternative fuel industry, and the market acceptance and successful technical and economic implementation of AFVS's intended plan. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. AFVS undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

AFV Solutions Inc.

Jeff Groscost, 480-545-2745

or

949-735-0297

Source: AFV Solutions Inc.